EXHIBIT 99.1

Quantum Biopharma’s 2025 Audited Year End Financial Results Maintain ‘No Going Concern’ Status

Financial Statements as of Date of Filing Show Strong Improvements in Cash, Reduction in Accounts Payable, and a Cash Runway Through January 2028

Multiple Sclerosis Drug Candidate Lucid-21-302 Phase 1 Trial with Toxicology Studies Complete, and unbuzzd™ Clinical Trial Published in Peer-Reviewed Journal

TORONTO, March 27, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum” or the “Company”), has reported its audited financial and operational results for the fourth quarter and year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Financial Results

Quantum’s strong balance sheet and overall progress continue, and management is confident that there is sufficient working capital, as of the date of filing these Financial Statements, to carry out its operations over the next 24 months. Cash on hand and fair market value of digital assets as of the date of filing these Financial Statements is $11.3 million USD. Management believes there is sufficient cash to sustain basic operations beyond January 2028. Digital assets continue to be used as a treasury function of the Company to allow diversification with high liquidity. The Company's ability to secure financing from multiple distinct sources in 2025, ranging from convertible debt, institutional loans, and the monetization of its loan portfolio, reflects a material improvement in capital market access and funding flexibility compared to the prior year.

For the year ended December 31, 2025, Operating Expenses were reduced to $15.3 million USD compared to $16.1 million USD in the same period of 2024, an improvement of approximately 5%.

As of the date of filing, the Company had reduced trade and other payables by approximately 50%, from $4.1 million on December 31, 2025, to $2.0 million, reflecting improved working capital management.

For the year ended December 31, 2025, external research and development fees decreased to $2.8 million USD compared to $6.1 million USD in the same period of 2024 as a result of phase 1 clinical trials ending, as well as R&D tax credit initiatives provided by the Australian government during FY2025.

For the year ended December 31, 2025, General and Administrative expenses decreased to $9.0 million USD compared to $9.4 million USD in the same period of 2024 as a result of operational efficiencies.

Fourth Quarter & Subsequent 2025 Corporate Highlights

unbuzzd Peer Review Journal Publication of Positive Game Changing Results

An international peer-reviewed journal published the results of the double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of dietary supplement product unbuzzd, investigating its effects on alcohol intoxication and alcohol metabolism. The publication, Effect of a Novel Dietary Supplement, FSD-F2R6, on Alcohol Metabolism, Mental Clarity, and Hangover Symptoms after Alcohol Consumption: A Randomized, Double-Blind, Placebo-Controlled Crossover Study, can be found at: https://zenodo.org/records/18873638

  Results of data analysis show definitively that unbuzzd accelerated the rate at which Blood Alcohol Concentration (“BAC”) was reduced in study subjects, while simultaneously reducing the symptoms of intoxication and hangover;
  Health Canada has granted a Product License (PN 80144141) for Quantum’s natural health product, Qlarity, that Enhances Energy and Promotes Metabolism, Mental Alertness and Cognitive Performance;
  Quantum licensed a similar product, as a dietary supplement, for sale in the United States under the brand name unbuzzd™ (unbuzzd.com). This Product License from Health Canada permits Quantum to sell Qlarity in Canada;
  Unbuzzd has hired MNP as auditors to prepare for a possible Initial Public Offering (IPO);
  Unbuzzd has launched a Regulation D 506(c) offering to raise up to $5.0 million USD to support growth and distribution of unbuzzd, as well as fund a go-public event;

Multiple Sclerosis Drug Candidate Lucid-21-302 (“Lucid-MS”) Advances:

  Phase 1 oral toxicity studies of 3 and 6 months of Lucid-MS are complete and show no toxicity or significant side effects of the drug.
  The oral formulation of Lucid-MS potentially offers an easier route of administration compared to current drugs requiring injection or infusion. The oral formulation of Lucid-MS will serve as the drug product for the company's Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost due to multiple sclerosis (MS).
  The Company, through its subsidiary, Huge Biopharma Australia Pty. Ltd., has signed an agreement with a leading contract development and manufacturing organization to manufacture an oral drug formulation of Lucid-MS.
  The first person with multiple sclerosis (MS) has been scanned in a joint study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in MS.
  Completed stability studies.
  Filing IND for Phase 2 in H1 2026.
  Identified a principal investigator for Phase 2 study.
  Advanced CRO negotiations for Phase 2 trial.
  Preclinical study to test the efficacy of Lucid 21-302 in a model of heart failure.

Update on Lawsuit Launched by Quantum Against CIBC and RBC in Relation to Alleged Stock Market Manipulation

The Company filed a Memorandum of Law in opposition to defendants’ CIBC World Markets (“CIBC”) and RBC Dominion Securities (“RBC”) joint motion to dismiss in the United States District Court for the Southern District of New York. The company is waiting for a ruling by the courts on this motion.

The reply, original, and amended complaints can be viewed and downloaded from the Quantum versus Banks page on the Company’s website, or from the following link: https://www.quantumbiopharma.com/quantum-biopharma-vs-banks.

Additional Highlights

  Available cash on hand and fair market value of digital assets at time of this news release is $11.3 Million USD.
  All Warrants Held by Hedge Funds have Expired in 2025.
  Distribution of a Special Dividend was completed on October 27, 2025. This distribution of a Special Dividend consisted of contingent value rights (“CVRs”) and was issued to holders of its Class B Subordinate Voting Shares on a one-for-one basis.

Management Commentary

“Subsequent to the fiscal year ending December 31, 2025, we are in a significantly stronger cash position. Operationally, we continue to strengthen our balance sheet and expand our reach in the capital markets to execute on upcoming milestones. Subsequent to the fiscal year ending December 31, 2025, was highlighted by a significant reduction in total liabilities, continued delivery of efficiencies, and continued development of our robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health, with three potential near-term monetization events,” said Donal Carroll, CFO of Quantum BioPharma.

“We made significant progress with our MS program. Our announced partnership in 2025 with Massachusetts General Hospital scientists had the first patient having undergone PET scanning in Q3 utilizing a potentially breakthrough diagnostic protocol for monitoring demyelination related to MS. Lucid-MS is a first-in-class, non-immunomodulatory, orally administered compound demonstrating neuroprotection in animal studies for the treatment of MS. It is a patented New Chemical Entity (“NCE”) that has a unique mechanism of action. Lucid-MS was deemed safe and well-tolerated by healthy participants by the Safety Review Committee, and has completed toxicology studies and we are optimistic about the potential of Lucid-MS to protect myelin in MS patients as it represents a new direction in the treatment of this disease. We are now looking ahead to our Phase 2 trial as we work towards our goals of drug approval and commercialization.”

“In additional, a peer reviewed journal publication of the results of unbuzzd showed incredible results. Unbuzzd Wellness, licensee of our rapid alcohol detoxification beverage unbuzzd, is in the midst of capitalizing a possible go public transaction later this year. This is expected to provide non-dilutive cash to Quantum through monetization of our holding in a controlled and strategic fashion. Quantum BioPharma’s equity in Unbuzzd Wellness will not get diluted with this financing. Health Canada granted a Product License (PN 80144141) for natural health product Qlarity that Enhances Energy and Promotes Metabolism, Mental Alertness and Cognitive Performance permitting Quantum to sell the product in Canada.”

“Looking ahead, we are focused on managing our balance sheet to be in an even stronger financial position. We believe we now have sufficient cash to maintain basic operations beyond January 2028,” stated Carroll.

Effective March 27, 2026, Terry Lynch has resigned from the board of directors of Quantum. Terry has come to this decision due to constraints on his ability to dedicate an adequate amount of time to Quantum. The Quantum board would like to thank Mr. Terry Lynch for his guidance and diligence on the board since his appointment March 27, 2025.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 19.84% (as of December 31, 2025) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the closing of the Offering and the Debt Settlement; the use of proceeds from the Offering; and the Shares issued pursuant to the Debt Settlement, and potential issuance of Shares and Debenture Units.

Forward-looking information in this press release is based on certain assumptions and expected future events, including but not limited to: the Company has the ability to complete additional tranches of the Offering and the Debt Settlement.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: risks relating to the Company's business and operations generally; and the reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811